UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GitLab Inc.

(Name of Issuer)

Class A Common Stock, $0.0000025 par value per share

(Title of Class of Securities)

37637K108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,349,948 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,349,948 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,349,948 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures Seed C, L.P. (“KV Seed C”), Khosla Ventures Seed Associates C, LLC (“KVA Seed C”), Khosla Ventures V, L.P. (“KV V”), Khosla Ventures Associates V, LLC (“KVA V”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla”, together with KV Seed C, KVA Seed C, KV V, KVA V and VK Services, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares of Class A Common Stock beneficially owned by KV Seed C are comprised of Class B Common Stock held by KV Seed C, of which KVA Seed C is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA Seed C. Each of KVA Seed C, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV Seed C, and each of KVA Seed C, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV Seed C.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Associates C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,349,948 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,349,948 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,349,948 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KVA Seed C are comprised of Class B Common Stock held by KV Seed C, of which KVA Seed C is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA Seed C. Each of KVA Seed C, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV Seed C, and each of KVA Seed C, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV Seed C.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

1	NAMES OF REPORTING PERSONS Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,678,372 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,678,372 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,372 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KV V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V,

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,678,372 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,678,372 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,372 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KVA V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,028,320 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,028,320 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,028,320 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by VK Services are comprised of Class B Common Stock held by KV Seed C and KV V. KVA Seed C is the general partner of KV Seed C and KVA V is the general partner of KV V. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA Seed C. Each of KVA Seed C, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV Seed C, and each of KVA Seed C, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV Seed C. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V. VK Services holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,028,320 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,028,320 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,028,320 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by Khosla are comprised of Class B Common Stock held by KV Seed C and KV V. KVA Seed C is the general partner of KV Seed C and KVA V is the general partner of KV V. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA Seed C. Each of KVA Seed C, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV Seed C, and each of KVA Seed C, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV Seed C. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V. Khosla holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

Item 1(a).	Name of Issuer:

GitLab Inc.

Item 1(b). Address of Issuer’s Principal Executive Officers:

268 Bush Street #350

San Francisco, CA 94104

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures Seed C, L.P. (“KV Seed C”)

Khosla Ventures Seed Associates C, LLC (“KVA Seed C”)

Khosla Ventures V, L.P. (“KV V”)

Khosla Ventures Associates V, LLC (“KVA V”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV Seed C	Delaware, United States of America
KVA Seed C	Delaware, United States of America
KV V	Delaware, United States of America
KVA V	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0000025 per share.

Item 2(e).	CUSIP Number:

37637K108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons (2)	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV Seed C	14,349,948	0	14,349,948	0	14,349,948	14,349,948	53.2
KVA Seed C	0	0	14,349,948	0	14,349,948	14,349,948	53.2
KV V	4,678,372	0	4,678,372	0	4,678,372	4,678,372	27.1
KVA V	0	0	4,678,372	0	4,678,372	4,678,372	27.1
VK Services	0	0	19,028,320	0	19,028,320	19,028,320	60.2
Khosla	0	0	19,028,320	0	19,028,320	19,028,320	60.2

(1)

Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities (including Class B Common Stock) that are exercisable or convertible within 60 days of the date of this statement on Schedule 13G currently beneficially owned by the Reporting Persons.

(2)

Khosla is the managing member of VK Services, which is the sole manager of KVA Seed C, which serves as the general partner of KV Seed C. Each of KVA Seed C, VK Services and Khosla may be deemed to possess voting and investment control over the securities held by KV Seed C, and each of KVA Seed C, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV Seed C. Khosla is the managing member of VK Services, which is the sole manager of KVA V, which serves as the general partner of KV V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 12.6 million shares of the Class A Common Stock and 132.2 million shares of Class B Common Stock outstanding and as of November 29, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 7, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

KHOSLA VENTURES SEED C, L.P.

By:	Khosla Ventures Seed Associates C, LLC, a
Delaware limited liability company and general partner of Khosla Ventures Seed C, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES C, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a
Delaware limited liability company and general partner of Khosla Ventures V, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

By:	/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement